EXHIBIT 10

Consent of Independent Registered Public Accounting Firm

Minefinders Corporation Ltd.
Vancouver, Canada

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 5, 2008, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2008.

We also consent to the incorporation by reference in the previously filed open registration statements on Form S-8 (SEC Nos. 333-103893, 333-108001, 333-111255, and 333-117611) and Form F-10 (SEC No. 333-138709 and 333-155590) of Minefinders Corporation Ltd. of our report dated March 5, 2008, relating to the consolidated financial statements appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2008.

/s/ BDO Dunwoody LLP

Vancouver, Canada

June 8, 2009